EXHIBIT 12

ALICO, INC.

Computation of Ratios:

2006 Current Assets	110,913
Current Liabilities	18,078

110,913 divided by 17,928 =	6.14:1

2005 Current Assets	128,977
Current Liabilities	17,819

128,977 divided by 17,819 =	7.24:1